Exhibit 1

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF JANUARY 22, 2024

The information included in this Exhibit 1 supplements the information about the Federative Republic of Brazil (the “Republic” or “Brazil”) contained in Brazil’s annual report for the year ended December 31, 2022 on Form 18-K, filed with the Securities and Exchange Commission on July 7, 2022, as amended by Amendment No. 1 thereto on Form 18-K/A, filed with the Securities and Exchange Commission on November 20, 2023, and as may be further amended from time to time. To the extent the information in this Exhibit 1 is inconsistent with the information contained in such annual report, the information in this Exhibit 1 replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

COVID-19

The Republic began administering a bivalent COVID-19 vaccine on February 27, 2023. This vaccine improves immunity against the original strain virus and against the Omicron variant. The vaccine has a safety and efficacy profile similar to that of monovalent vaccines. The bivalent booster doses were first given to people at higher risk of developing severe forms of COVID-19, such as persons over 60 years of age and people with disabilities; on April 24, 2023, it was extended to citizens older than 18 years old. As of January 19, 2024, 18.29% of the population had received the bivalent COVID-19 vaccine booster.

Dengue

On December 21, 2023, the Ministry of Health incorporated the dengue vaccine into the Unified Health System (Sistema Único de Saúde or SUS, for its acronym in Portuguese). Because the laboratory providing the vaccine has a limited production capacity, vaccination will be conducted gradually, prioritizing target public and regions according to the disease degree of incidence.

THE FEDERATIVE REPUBLIC OF BRAZIL

Political Developments

Investigations into Antidemocratic Acts

On January 8, 2023, demonstrators invaded the Planalto presidential palace, the National Congress and the Federal Supreme Court (Supremo Tribunal Federal or STF, for its acronym in Portuguese) in Brasilia, the capital of Brazil. About three hours after the invasion had begun, the police were able to gain control of the riot.

On May 25, 2023, the National Congress opened a parliamentary probe (Comissão Parlamentar Mista de Inquérito or CPMI, for its acronym in Portuguese) to investigate malfeasance and involvement in the January 8, 2023 antidemocratic acts.

On August 18, 2023, the Federal Police and the Attorney General’s Office launched the Incúria Operation to investigate the conduct of Federal District authorities during the January 8, 2023 antidemocratic acts. Among the officers preventively detained during the operation are then-commander of the Military Police of the Federal District, Colonel Klepter Rosa Gonçalves, and his predecessor in office, Colonel Fábio Augusto Vieira, who was in command on January 8, 2023. They are awaiting trial by the STF, which is expected to take place in February 2024.

On September 13, 2023, the STF began the trial of criminal charges against defendants allegedly involved in the January 8, 2023 antidemocratic acts. The Court analyzes and judges each criminal offense individually based on the charges presented by the Prosecutor General’s Office (Procuradoria Geral da República or PGR, for its acronym in Portuguese). As of December 2023, 30 people had been tried and sentenced with up to 17 years imprisonment in cases related to the most serious crimes. An additional 29 criminal cases began trial in December 2023 and are expected to be completed in February 2024. Another 146 criminal cases have scheduled trial dates in 10 virtual sessions that will take place until the month of April 2024.

On October 18, 2023, the CPMI approved the commission’s final report, calling for the indictment of 61 people, including former president Jair Bolsonaro. The report was forwarded to the Attorney General’s Office (Advocacia Geral da União or AGU, for its acronym in Portuguese), the PGR, the Federal Police, the STF, the Superior Electoral Court (Tribunal Superior Eleitoral or TSE, for its acronym in Portuguese), the Federal Audit Court (Tribunal de Contas da União or TCU, for its acronym in Portuguese) and the Federal Government Compliance Office (Controladoria Geral da União or CGU, for its acronym in Portuguese), in each case to deepen investigations and determine responsibilities.

On January 8, 2024, the Federal Police began the 23rd phase of investigation “Lesa Pátria” (or “crimes against the State”). This investigation seeks to identify the persons who participated in, financed, or in any way encouraged actions that culminated in the plundering of the National Congress, the Planalto presidential palace and the STF buildings on January 8, 2023. The persons suspected of these acts could be charged with crimes, such as attempting a coup d’etat, qualified damage to property (dano qualificado), criminal association, and criminal incitement.

Cabinet Changes

On December 18, 2023, Paulo Gonet took office as General Prosecutor of the Republic replacing former General Prosecutor Augusto Aras.

On January 11, 2024, President Lula announced the appointment of former STF judge Ricardo Lewandowski as the new Minister of Justice, replacing Flavio Dino, who was nominated to the STF.

Legislative Reforms

Tax Reform

On December 20, 2023, the National Congress enacted a tax reform. The main features of the reform include (i) merging four levies into value-added tax (VAT) rates managed in a dual format (partially federal and partially regional); and (ii) changing tax collection from a tax on production to a tax on consumption. The reform also provides for reduced tax rates on certain sectors for the economy, sets the ground for a creation of a cashback system, and increases tax rates on luxury vehicles and inheritances. Some of the matters provided for in the tax reform are subject to complementary laws (leis complementares) and ordinary laws to regulate them, such as the applicable tax rates and the cashback system.

Public Spending Caps

On August 31, 2023, after approval by the National Congress, a new fiscal framework was enacted by the President. The new fiscal rule replaces the spending cap rule. For more information on the former spending cap, see “Public Finance” in the Republic’s Annual Report on Form 18-K. This new framework combines a spending limit that is more flexible than the spending cap with a primary result target (result of public accounts net of interest on government debt). The increase in expenditures will be limited to a range between 0.6% and 2.5% above inflation per year and limited to 70% of the increase in revenue over the previous 12 months.

On December 14, 2023, the National Congress overturned a presidential veto to the fiscal framework provision that prevents the Budgetary Guidelines Law (Lei de Diretrizes Orçamentárias or LDO, for its acronym in Portuguese) from excluding expenses from the calculation of the primary result target. The National Congress, however, maintained a veto to the provision that limited freezing on investment expenses to the same proportion of the freezing on discretionary payments imposed by compliance with the Fiscal Responsibility Law.

On November 30, 2023, the STF granted authorization to the Federal Government to take out an extraordinary credit to pay overdue accumulated court-ordered debt (precatórios), the estimate of which ranges between R$90 billion and R$95 billion. According to the legislation, extraordinary credits, normally used to cover emergency expenses, are outside the spending limit of the new fiscal framework. The STF also authorized the exclusion of these payments from the calculation of the primary result target.

On December 29, 2023, the Federal Government issued Executive Order (Medida Provisória) No. 1,202/2023, which enacts a set of measures to increase revenue, including: (i) partially revoking payroll tax exemptions; (ii) limiting compensation of credit arising from court decisions; and (iii) revoking a set of tax benefits granted to the events sector under the Events Sector Emergency Resumption Program (Programa Emergencial de Retomada do Setor de Eventos or Perse, for its acronym in Portuguese).

Gambling Regulations

On September 13, 2023, the Lower House approved a bill that regulates sports betting, taxing companies and bettors, defining rules for the operation of this type of service as well as determining sharing of the underlying tax collection. On December 30, 2023, President Lula enacted the bill.

Federal Supreme Court

Former Minister of Justice Flavio Dino is scheduled to take office as an STF judge on February 22, 2024, replacing former Judge Rosa Weber, who retired.

Taxation on Offshore and Closed-end Funds

On December 13, 2023, President Lula enacted Law No. 14,754/23, which alters rules on taxation to tax or increase the rates levied on exclusive funds (investment funds with a single shareholder) and investments in offshore funds. The initial version of the bill, proposed by the government, estimated that the measure would provide an increase of R$20 billion in revenues in 2024 but with the alterations made by the Lower House this amount is expected to be lower. The Brazilian Federal Tax Authority will be responsible for the regulation necessary to implement the law.

Foreign Affairs, International Organizations, and International Economic Cooperation

Brazil is a member of several organizations including, but not limited to, the Group of Twenty (G-20), Mercosul and the BRICS. As the current chair of the G-20, Brazil has been hosting meetings of the group since December 1, 2023, which will include the G-20 Leaders’ Summit. On January 1, 2024, the BRICS admitted five new members: Saudi Arabia, Egypt, United Arab Emirates, Ethiopia and Iran.

Employment and Labor

Employment Levels

From November 1, 2023 through November 30, 2023, formal employment increased by 0.29%, with the creation of 130,097 jobs, compared to an increase of 0.30% during the same period in the prior year, with the creation of 127,832 jobs in the period. During the third quarter of 2023, the unemployment rate in Brazil was 7.7%, a decrease of 0.3% compared to the second quarter of 2023, and a decrease of 1.0% compared to the third quarter of 2022.

Wages

On August 28, 2023, Law No. 14,663, which establishes a rule for real minimum wage adjustments, was enacted. Under the new rule, beginning January 1, 2024, minimum wages should be adjusted by the previous year inflation (measured by the National Consumer Price Index – INPC, for its acronym in Portuguese, accumulated in 12 months until November of the previous year) plus the GDP growth of two years ago. On December 27, 2023, the Federal Government announced that the minimum wage would be R$1,412.00 starting January 1, 2024. This amount represents an adjustment of 6.97% relative to the R$1,320.00 amount that was in force since May 1, 2023.

Social Security

As of November 30, 2023, the total monthly benefits paid by the Brazilian Social Security System over the preceding 12-month period increased by 4.79% compared to the immediately prior 12-month period (in real terms). The benefits paid by the Brazilian Social Security System in the one-month period ended November 30, 2023, increased by 5.61% when compared to the one-month period ended November 30, 2022 (in real terms).

Environment

On May 30, 2023, the Lower House approved Bill No. 490/2007 that limits indigenous land recognition to territories proven to be occupied by indigenous population in 1988 (“marco temporal”). On September 21, 2023, the STF ruled that this bill was unconstitutional. On September 27, 2023, however, the bill was approved by the Senate and sent to the President for approval. On October 23, 2023, President Luiz Inácio Lula da Silva vetoed the bill almost entirely, including the “marco temporal” provision. On December 14, 2023, the National Congress overrode the presidential veto on this matter.

On November 9, 2023, the Ministry of Environment announced that from August 2022 to July 2023, the rate of deforestation in the Amazon decreased by 22.3% relative to the previous period (from August 2021 to July 2022), representing the largest drop in a decade.

On December 11, 2023, Brazil’s offer to host COP30 in 2025 was approved by consensus by the floor of COP28. The event will be held in Belém. It will be the first time that the Amazon, a biome essential for counteracting climate change, will host a UNFCCC COP.

On December 11, 2023, during the COP28 events, Norway announced the donation of US$50 million to the Amazon Fund.

On January 9, 2024, the Federal Government announced that it planned to establish a permanent presence in the Yanomami territory, in the state of Roraima, to fight illegal mining and guarantee protection to the region’s indigenous people. After the emergency measures adopted in 2023, which included providing food, medical aid and healthcare assistance combined with Ibama operations to destroy illegal mining areas, seize equipment and block the flow of illegal mining supplies, the new phase will have a budget of R$1.2 billion in actions oriented to strengthen public health, surveillance and territorial control.

Ecological Transformation Plan

On August 11, 2023, the Ministry of Finance presented the Ecological Transformation Plan which aims to provide structural changes to the Brazilian economy and environment. The plan was coordinated by the Ministry of Finance and had the contribution and direct involvement of other ministries, such as the Ministry of Environment and Climate Change. The main measures of the Plan are the creation of the regulated carbon market, the issuance of sustainable sovereign bonds, the creation of a national taxonomy for sustainability and the reformulation of the climate fund to finance activities involving technological innovation and sustainability.

On November 29, 2023, the Lower House approved a bill that sets a regulatory framework for the exploration of offshore wind energy production and concessions. The bill was sent to the Senate for approval.

On December 1, 2023, the Minister of Finance publicized the Plan at the 2023 United Nations Conference on Climate Change (COP28)

As part of the Ecological Transformation Plan, on December 21, 2023, the Lower House approved the proposal that creates and regulates the carbon market in Brazil. The bill provides for the creation of the Brazilian Greenhouse Gas Emissions Trading System (SBCE, for its acronym in Portuguese), responsible for setting ceilings for emissions and establishing a carbon credit securities market. Since the bill was an addition of a Lower House proposal to a bill that had already been approved by the Senate, it was sent to the Senate for another round of approval and is waiting for analysis.

On December 14, 2023, the Senate approved Bill No. 5,816/2023, which establishes a legal framework for low-carbon emission hydrogen in Brazil. The bill provides for the creation by the government of a system to certify companies by the type of hydrogen produced, according to internationally adopted criteria. The bill was sent to the Lower House for analysis.

THE BRAZILIAN ECONOMY

Economy in 2023

Throughout 2023, the challenging global economic scenario in light of inflation and elevated interest rates, which could lead to a slowdown or even a recession in the United States and/or Europe, is likely to continue to exert pressure on the Brazilian economy. The recovery of growth in the Chinese economy in 2023 is expected to compensate only partially for the downward effects on the Brazilian economy stemming from economic scenario in the United States and Europe. At the domestic level, the Federal Government has made progress with the reform agenda, such as tax reform, preserving microeconomic advances of recent years, and reinforcing the commitment to fiscal sustainability. In November 2023, the Ministry of Finance’s GDP growth forecast for 2023 was revised from 3.2% to 3.0%, reflecting lower projections for third quarter growth and lower growth expectations for the services sector from November 2023 through December 2023. There is no assurance that such forecasts will prevail, and it is likely that outcomes will vary from the forecasts.

Novo PAC

On August 11, 2023, President Luiz Inácio Lula da Silva launched a new growth acceleration program (Novo Programa de Aceleração do Crescimento or PAC, for its acronym in Portuguese) which is expected to invest R$1.7 trillion across all Brazilian states, R$1.4 trillion of which will be invested from 2023 through 2026, and the remaining R$0.3 trillion is to be invested after 2026. These investments are composed of (i) R$371 billion in federal government resources; (ii) R$343 billion in state-owned companies’ resources; (iii) R$362 billion in financing; and (iv) R$612 billion in private sector resources. The program intends to foster joint and committed efforts towards ecological transition, neo-industrialization, socially inclusive growth, and environmental sustainability.

According to the 2024 Budget Law, the PAC is expected to receive R$54 billion from the Federal Government in 2024.

Gross Domestic Product

In the first quarter of 2023, GDP increased by 1.8% compared to the fourth quarter of 2022. Compared to the first quarter of 2022, GDP increased by 4.0% in the first quarter of 2023, measured on a cumulative 12-month basis. The GDP results from the first quarter of 2023 were mainly influenced by the agriculture sector, which grew by 21.6%, the highest increase since the fourth quarter of 1996. Growth in the agriculture sector is partially explained by climate conditions that negatively affected the agricultural sector performance in the fourth quarter of 2022; by a seasonal effect (for example, soybeans, which represent approximately 70% of the crops harvested in the first quarter of 2023, are usually concentrated in the first half of the year); and by a record soybean harvest the Brazilian Institute of Geography and Statistics (IBGE, for its acronym in Portuguese) forecasts a 24% growth in soybean harvest in the first half of 2023). The services sector increased by 0.6% while the industrial sector slightly decreased (0.1%).

In the second quarter of 2023, GDP increased by 0.9% compared to the first quarter of 2023. In the six-month period ended June 30, 2023, GDP increased by 3.7% compared to the same period in 2022. In the second quarter of 2023, GDP increased by 3.2% measured on a cumulative 12-month basis, compared to the second quarter of 2022. In the second quarter of 2023, the industry sector presented the strongest quarterly growth compared to the first quarter of 2023 (0.9%), followed by services (0.6%). In the second quarter of 2023, agriculture declined 0.9% compared to the first quarter of 2023.

In the third quarter of 2023, GDP increased by 0.1% compared to the second quarter of 2023 and 2.0% compared to the third quarter of 2022. In the nine-month period ended September 30, 2023, GDP increased by 3.2%, compared to the same period in 2022. In the four quarters ending in September 2023, GDP grew 3.1%, compared to the four immediately previous quarters. In the third quarter of 2023, both the services and industry sectors grew by 0.6%, while the agricultural sector contracted by 3.3% relative to the previous quarter.

Principal Sectors of the Economy

Public Utilities

Following the maintenance of favorable hydrological conditions, on December 29, 2023, the National Electric Energy Agency (ANEEL, for its acronym in Portuguese) maintained the green flag tariff for the month of January 2024. Since April 2022, in light of favorable energy generation conditions, the green tariff has been in place, which means that no additional charges have been imposed on electricity bills. For more information on the green flag tariff, see “The Brazilian Economy” in the Republic’s Annual Report on Form 18-K.

FINANCIAL SYSTEM

Monetary Policy and Money Supply

Selic

On December 13, 2023, the Central Bank Monetary Policy Committee (Comitê de Política Monetária or COPOM, for its acronym in Portuguese) reduced the Selic interest rate from 12.25% to 11.75% per annum.

Inflation

From November 30, 2023, to December 31, 2023, the Domestic Inflation (IPCA, for its acronym in Portuguese) increased by 0.56%. With respect to the 12-month period ended December 31, 2023, the index increased 4.62%, 1.17 percentage points below the rate of 5.79% registered in 2022.

COPOM publishes a few inflation projections based on different hypothetical scenarios. In its baseline scenario, assuming an interest rate path extracted from the Focus survey (a survey of market expectations for economic indicators carried out by the Central Bank of Brazil (Banco Central do Brasil or BCB, for its acronym in Portuguese) and an exchange rate that starts at R$4.90 to US$1.00 and evolves according to the purchase power parity (PPP), inflation projections stand at 4.6% for 2023, 3.5% for 2024 and 3.2% for 2025. In this scenario, inflation projections for administered prices are 9.1% for 2023, 4.5% for 2024, and 3.6% for 2025.

COPOM slightly increased the projected impact of the El Niño phenomenon on food inflation in its prospective scenario.

Central Bank Board

On January 2, 2023, Rodrigo Alves Teixeira and Paulo Picchetti took office on the Central Bank of Brazil board as Relationship, Citizenship and Conduct Supervision Director and International Affairs Director, respectively. They replaced Maurício Moura and Fernanda Guardado, whose mandates ended in December 2023.

Foreign Exchange Rates

Foreign Exchange Rates

The Brazilian Real-U.S. Dollar exchange rate, as published by the Central Bank of Brazil, was R$4.9223 to US$1.00 (sell side) on January 19, 2024.

Financial Institutions

BNDES

In December 2023, the National Monetary Council (CMN, for its acronym in Portuguese) decreased the long-term interest rate (Taxa de Juros de Longo Prazo or TJLP, for its acronym in Portuguese) used for loans granted by the Brazilian National Development Bank (Banco Nacional do Desenvolvimento Econômico e Social or BNDES, for its acronym in Portuguese) from 6.55% to 6.53% per annum for the first quarter of 2024.

As of January 2024, the long-term rate (Taxa de Longo Prazo or TLP, for its acronym in Portuguese) applicable for new BNDES loans was IPCA, plus 5.60% per annum.

Banking Supervision

Loan Loss Reserves

As of November 2023, the level of credit operations in arrears for over 90 days was at 3.44%, a decrease of 0.04 percentage points compared to 3.48% in October 2023. As of November 2023, the level of credit operations in arrears with respect to credits granted to households was 3.82%, a 0.10 percentage point decrease compared to 3.92% in October 2023. Arrears of credits provided to legal entities increased in November 2023 compared to the prior month (from 2.80% to 2.86%).

On June 5, 2023, the Federal Government launched Desenrola Brasil, a debt renegotiation program for low-income individuals aiming to reduce delinquency rates. The program will be executed in three phases. Phase 1 and 2 began on June 17, 2023, and Phase 3 began on October 9, 2023. Phase 1 is targeted at individuals whose income is no more than twice the minimum monthly wage or people who are enrolled in social benefits programs such as Bolsa Familia. In this phase, debts will be grouped and auctioned in a platform where financial institutions who offer the highest bid will have debts paid or renegotiated with a government guarantee. Phase 2 is targeted at individuals with monthly income up to R$20,000.00 and does not depend on a government guarantee. Instead, in exchange for debt discounts, financial institutions will be authorized to use presumed tax credits. During Phase 3, a platform was launched for the refinancing of bank and consumer debts of up to R$5,000.00 for debtors earning up to two minimum monthly wages. On December 11, 2023, the program was extended through March 31, 2024.

BALANCE OF PAYMENTS

As of November 30, 2023, the current account registered a deficit of US$33.65 billion (1.56% of GDP) for the preceding 12-month period. For the same period, (i) the capital account registered a surplus of approximately US$327.1 million, (ii) the financial account registered a deficit of US$34.62 billion and (iii) foreign direct investment amounted to US$57.718 billion (2.68% of GDP).

As of January 15, 2024, the volume of international reserves amounted to US$354.79 billion.

PUBLIC FINANCE

The following table sets forth revenues and expenditures of the Federal Government from 2019 through November 2023 and the budgeted amounts for 2024.

Table No. 1

Primary Balance of the Central Government (1)

(in billions of Reais)

	2019	2020	2021	2022	2023(5)	2024 Budget Bill(6)
1 – Total Revenues	2,111.0	1,834.4	2,230.8	2,447.3	2,359.9	2,709.5
1.1 – RFB Revenues (2)	1,222.9	1,124.4	1,382.0	1,471.8	1,447.5	1,758.8
1.2 – Fiscal Incentives	(0.1)	(0.2)	(0.2)	(0.1)	(0.7)	0.7
1.3 – Social Security Net Revenues	533.4	505.0	532.4	566.1	589.5	632.4

	2019	2020	2021	2022	2023(5)	2024 Budget Bill(6)
1.4 – Non – RFB Revenues	354.7	205.1	316.5	409.5	321.7	318.4
2 – Transfers by Sharing Revenue	372.2	329.8	408.1	483.5	459.4	518.3
3 – Total Net Revenue	1,738.8	1,504.6	1,822.6	1,963.8	1,900.5	2,191.2
4 – Total Expenditures	1,860.7	2,439.3	1,864.4	1.904.4	2,077.9	2,188.4
4.1 – Social Security Benefits	808.8	831.8	821.1	842.2	871.8	913.9
4.2 – Personnel and Social Charges	404.3	401.9	380.4	357.2	358.7	380.2
4.3 – Other Mandatory Expenditures	252.7	903.6	354.3	313.1	320.2	361.8
4.4 – Discretionary expenditures – Executive branch	394.9	301.9	308.7	391.8	527.2	532.4
5 – Primary Balance (3)	(121.9)	(934.7)	(41.8)	59.4	(177.4)	2,840.9
6 – Methodological Adjustment	8.8	2.5	(0.4)	0.6	—	—
7 – Statistical Discrepancy	0.0	0.0	0.0	0.0	—	—
8 – Central Government Primary Balance (4)	(0.7)	(4.9)	(0.5)	0.3	(177.4)	2,840.9
9– Nominal Interest	(113.8)	(937.2)	(42.7)	60.3	—	—
10 – Central Government Nominal Balance (4)	(400.6)	(334.2)	(467.2)	(529.8)	—	—

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal or SOF) and National Treasury (Tesouro Nacional)

Note: Numbers may not total due to rounding

(1)	Consolidated accounts of (i) the National Treasury, (ii) Social Security System and (iii) the Central Bank.
(2)	Brazilian Federal Tax Authority (Receita Federal do Brasil or RFB).
(3)	Calculated using the “above the line” method, with respect to the difference between the revenues and expenditures of the public sector.
(4)

Calculated using the “below the line” financial method, with respect to changes in public sector’s total net debt (domestic or external). Surpluses are represented by positive numbers and deficits are represented by negative numbers

(5)	Estimates in 2023 Budget Law and reviewed by the Primary Revenue and Expenditure Report (November 2023)
(6)	Estimates in 2024 Annual Budget Bill. This values were altered by the National Congress and the bill is still waiting for presidential enactment

Source: National Treasury

2023 Budget

The 2023 Budgetary Guidelines set a nominal primary deficit of R$69.01 billion (0.66% of estimated GDP) for the consolidated public sector and R$65.9 billion for the central government in 2023. The latter does not include the following values, as of November 2023:

•	Expenditures of R$318.7 million deriving from judicial decisions payments (precatórios) as determined by Constitutional Amendment (Emenda Constitucional) No. 113/2021.

•	Expenditures of R$145.0 billion and R$22.9 billion as a consequence of Constitutional Amendment No. 126/2022.

•

The amount of R$3,862.0 million as a consequence of Complementary Law No. 195/2022 relating to tackling the social and economic consequences in the cultural sector resulting from public calamities or pandemics.

•	The value of R$1.498.2 million in a partial compensation for the budgets of state-owned enterprises.

The 2023 Budgetary Guidelines were enacted on August 10, 2022. The macroeconomic parameters contemplated by the bill, as of November 2023 were:

Table No. 2

Principal 2023 Budget Assumptions

As of November, 2023
Gross Domestic Product
Nominal GDP (billions of Reais)	10,711.48
Real GDP Growth	3.04%
Inflation
Domestic Inflation (IPCA)	4.66%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal or SOF) and Economic Policy Secretariat (Secretaria de Política Econômica or SPE)

There is no assurance that such assumptions will prevail, and it is likely that such outcomes will vary.

2024 Budget

The 2024 Budgetary Guidelines were sent to the National Congress on April 14, 2023. On December 19, 2023 the National Congress approved the 2024 Budgetary Guidelines and on January 2, 2024 they were enacted by the President.

On December 22, 2023, the National Congress approved the 2024 annual budget bill and sent it for presidential enactment. The bill forecasts a R$3.5 billion primary surplus for the central government that should be pursued in accordance with the new fiscal framework, which sets a zero primary deficit fiscal target.

The law setting forth the 2024 Budgetary Guidelines includes a nominal primary deficit of R$13.31 billion (0.12% of estimated GDP) for the consolidated public sector in 2024.The macroeconomic parameters contemplated by the law assume inflation at 3.5% and GDP growth of 2.3% for 2024.

The following table sets forth the assumptions that were included in the 2024 Budgetary Guidelines Law bill. There is no assurance that such assumptions will prevail, and it is likely that outcomes will vary from the assumptions:

Table No. 3

Principal 2024 Budget Assumptions

As of December 29, 2023
Gross Domestic Product
Nominal GDP (billions of Reais)	11,502.5
Real GDP Growth	2.3%
Inflation
Domestic Inflation (IPCA)	3.5%

Source: Federal Budget Secretariat (Secretaria de Orçamento Federal or SOF) and Economic Policy Secretariat (Secretaria de Política Econômica or SPE)

Fiscal Balance

In November 2023, the consolidated public sector registered a primary deficit of R$37.27 billion. For the 12-month period ended November 30, 2023, the accumulated balance registered a deficit of R$131.36 billion (1.22% of GDP).

In November 2023, the Brazilian Social Security System registered a deficit of R$19.59 billion, 2.77% lower (in real terms) than the deficit registered in November 2022. For the 12-month period ended November 30, 2023, the deficit of the Brazilian Social Security System totaled R$283.63 billion (in real terms). At current market prices, the deficit accumulated in the preceding 12-month period ended November 30, 2023, reached R$299.66 billion.

Golden Rule

Based on the most recent Assessment of Primary Revenues and Expenditures Report, published in November 2023, the projected margin for compliance with the Golden Rule (as defined in “Public Debt—Golden Rule”) in 2023 is R$46.5 billion.

PUBLIC DEBT

Public Debt Indicators

Public Sector Net Debt

As of November 30, 2023, Public Sector Net Debt was R$6,424.37 billion (59.47% of GDP) compared to R$5,578.21 billion (55.84% of GDP) as of November 30, 2022.

General Government Gross Debt

As of November 30, 2023, General Government Gross Debt was R$7,972.58 billion (73.80% of GDP) compared to R$7,290.85 billion (72.98% of GDP) as of November 30, 2022.

Federal Public Debt

The following table presents Brazil’s Federal Public Debt profile as of November 30, 2023.

Table No. 4

Federal Public Debt Profile

as of November 30, 2023

	Nov/23		Nov/23%	Oct/23		Oct/23%	Nov/22		Nov/22%
Federal Public Debt (R$ bn)	R$	6,325.1	100.0%	R$	6,172.0	100.0%	R$	5,870.8	100.0%
Domestic	R$	6,075.1	96.0%	R$	5,927.7	96.0%	R$	5,616.1	95.7%
Fixed-rate	R$	1,648.6	26.1%	R$	1,595.2	25.8%	R$	1,578.3	26.9%
Inflation-linked	R$	1,914.4	30.3%	R$	1,891.7	30.6%	R$	1,772.9	30.2%
Selic rate	R$	2,490.8	39.4%	R$	2,419.1	39.2%	R$	2,241.8	38.2%
FX	R$	21.2	0.3%	R$	21.7	0.4%	R$	23.1	0.4%
Other	R$	0.0	0.0%	R$	0.0	0.0%	R$	0.0	0.0%
External (R$ bn)	R$	250.0	4.0%	R$	244.3	4.0%	R$	254.7	4.3%
Maturity Profile
Average Maturity (years)		4.0			4.1			4.0
Maturing in 12 months (R$ bn)	R$	1,118.6		R$	1,220.6		R$	1,428.3
Maturing in 12 months (%)		20.5%			20.8%			22.1%

Source: National Treasury (Tesouro Nacional)

Public Debt Management

As of November 30, 2023, the budget execution was below the Golden Rule margin, in the amount of R$91.52 billion.

Internal Public Debt

Internal Public Debt Levels

In accordance with the fiscal consolidation program promoted by the Federal Government, no new BNDES Early Repayments were settled in 2023. The ordinary payments including principal and interest totaled R$6.58 billion in 2023 and R$0.3 billion in 2024, as of January 11, 2024.

Regional Public Debt (State and Municipal)

Federal Government Guarantees

As of November 30, 2023, the Federal Government had paid a total of R$62.5 billion in liabilities incurred by states and municipalities. The largest payments were attributed to (i) the State of Rio de Janeiro (R$34.62 billion), pursuant to the Special Recovery Regime (as defined in “Special Recovery Regime” in the “Public Debt” section), (ii) the State of Minas Gerais (R$15.07 billion), (iii) the State of Goiás (R$4.79 billion), (iv) the State of Rio Grande do Sul (R$2.22 billion), (v) the State of Maranhão (R$1.51 billion), and (vi) the State of Pernambuco (R$1.44 billion). The Federal Government is currently prevented by the STF from recovering on any guarantees granted pursuant to the Special Recovery Regime.

External Public Debt

Securities Offerings in 2023

On November 13, 2023, the Federal Government issued US$2.0 billion of its 6.250% Global Bonds due 2031, the first issuance of a sustainable bond by the Republic.

Rating Agencies

On December 19, 2023, the rating agency Standard & Poor’s upgraded Brazil’s sovereign long-term debt rating from BB- to BB with a stable outlook.